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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

THE BON-TON STORES, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
09776J 10 1
(CUSIP Number)
Henry F. Miller, Esquire
Darrick M. Mix, Esquire
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, PA 19103
(215) 977-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 13, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09776J 10 1	Page	2	of	7

1	NAMES OF REPORTING PERSONS: MICHAEL L. GLEIM

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		224,206

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,348,536

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		224,206

WITH	10	SHARED DISPOSITIVE POWER:

		1,348,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,572,742

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	09776J 10 1	Page	3	of	7
Amendment No. 1 to Statement on Schedule 13D
     This Amendment No. 1 amends the Schedule 13D filed on February 14, 2007 (the “Schedule 13D”) with respect to the common stock of The Bon-Ton Stores, Inc. (the “Company”) beneficially owned by Michael L. Gleim and amends and supplements Item 4 of the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION
     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
     On April 13, 2007, M. Thomas (Tim) Grumbacher, Executive Chairman of the Board of the Company, the Grumbacher Family Foundation (the “Foundation”), three trusts for the benefit of Mr. Grumbacher’s children each created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the “1989 Trusts”), and three trusts for the benefit of Mr. Grumbacher’s children each created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the “1993 Trusts” and collectively with the 1989 Trusts, the “Children’s Trusts”) each adopted a pre-arranged stock trading plan. Mr. Gleim serves as a director of the Foundation and is a co-trustee of the Children’s Trusts.
     The trading plans comply with the Company’s insider trading policy and are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Under the trading plans, Mr. Grumbacher, the Foundation and the Children’s Trusts may sell a pre-determined number of shares of the Company’s common stock at market prices, subject to a minimum price condition and sales volume limitations. The trading plans expire on March 15, 2008 unless terminated earlier under certain conditions.
     Sales of common stock by Mr. Grumbacher, the Foundation and the Children’s Trusts under the trading plans will be disclosed as required by applicable law in public filings with the Securities and Exchange Commission, including further amendments to this Schedule 13D and Forms 4.
     The Trusts and Foundation acquired securities of the Issuer for investment purposes. In his capacity as a trustee of the Trusts and director of the Foundation, Mr. Gleim intends to continually review the Issuer’s business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Based on an evaluation of these and other similar considerations, Mr. Gleim will determine what course of action to take, including, without limitation, acquisitions of additional securities of the Issuer or dispositions of securities of the Issuer by the Trusts and Foundation and by Mr. Gleim individually.
     Except as set forth herein, Mr. Gleim does not have plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

CUSIP No.	09776J 10 1	Page	4	of	7
     (a) Mr. Gleim is the beneficial owner of an aggregate of 1,572,742 shares of Common Stock, which comprise 9% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).
     Specifically, Mr. Gleim beneficially owns, and is the record holder of, 83,539 shares of Common Stock. Mr. Gleim also beneficially owns (i) 93,367 shares of Common Stock of which his wife is the record owner; (ii) options to purchase 45,000 shares of Common Stock that are currently exercisable; (iii) 2,300 shares of Common Stock as custodian of an account for the benefit of Mr. Gleim’s grandchildren (the “Custodian Account”); (iv) 63,454 shares of Common Stock and 545,237 shares of Class A Stock held by the 1989 Trusts; (v) 24,950 shares of Common Stock held by the 1993 Trusts; (vi) 10,279 shares of Common Stock held by one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 30, 1999 (the “1999 Trust”); (vii) 5,279 shares of Common Stock held by one trust created under an Indenture of Trust of M. Thomas Grumbacher dated December 22, 2003 (the “2003 Trust”); (viii) 179,937 shares of Common Stock held by the M. Thomas Grumbacher 2005 Annuity Trust (the “2005-I Trust”), ; (ix) 236,024 shares of Common Stock held by the M. Thomas Grumbacher 2005 II Annuity Trust (the “2005-II Trust”); (x) 106,603 shares of Common Stock held by the M. Thomas Grumbacher 2006 Annuity Trust (the “2006 Trust” and collectively with the Children’s Trusts, the 1999 Trust, the 2003 Trust, the 2005-I Trust, and the 2005-II Trust, the “Trusts”); and (xi) 176,773 shares of Common Stock in his capacity as a director of the Foundation.
     Mr. Gleim disclaims beneficial ownership of all shares of Common Stock and Class A Stock owned by or through his wife, the Custodian Account, the Trusts and the Foundation.
     (b) Mr. Gleim has sole voting and dispositive power with respect to 224,206 shares of Common Stock.
     (c) The following transactions were effected by Mr. Gleim since February 14, 2007, the date of the initial filing of the Original Schedule 13D. All transactions set forth below were effected in the open market:
     On March 20, 2007, Mr. Gleim sold 22,661 shares of Common Stock at a price per share of $55.8013.
     On March 20, 2007, the 401(k) Plan sold 9,378 shares of Common Stock at a price per share of $56.44 for the benefit of Mr. Gleim.
     On April 2, 2007, the 401(k) Plan sold 9,374 shares of Common Stock at a price per share of $56.44 for the benefit of Mr. Gleim.
     On April 3, 2007, Mr. Gleim disposed of the following: 500 shares of Common Stock at a price per share of $56.59; 250 shares of Common Stock at a price per share of $56.71; 1,000 shares of Common Stock at a price per share of $56.75; 200 shares of Common Stock at a price per share of $56.76; 100 shares of Common Stock at a price per share of $56.80; 100 shares of Common Stock at a price per share of $56.81; 1,000 shares of Common Stock at a price per share of $56.82; 1,000 shares of Common Stock at a price per share of $56.84; 100 shares of Common Stock at a price per share of $56.86; and 500 shares of Common Stock at a price per share of $56.90.

CUSIP No.	09776J 10 1	Page	5	of	7
     On April 3, 2007, Mr. Gleim, as the sole trustee of a trust created for the benefit of Mr. Gleim’s grandchild, disposed of the following: 1000 shares of Common Stock at a price per share of $56.66; 100 shares of Common Stock at a price per share of $56.67; 500 shares of Common Stock at a price per share of $56.69; and 100 shares of Common Stock at a price per share of $56.73.
     On April 3, 2007, Mr. Gleim, as the sole custodian of the Custodian Account, disposed of the following: 400 shares of Common Stock at a price per share of $56.69; 800 shares of Common Stock at a price per share of $56.70; 400 shares of Common Stock at a price per share of $56.72; and 100 shares of Common Stock at a price per share of $56.74.
ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
     Attached as Exhibit 99.1 to this Amendment No. 1 to Schedule 13D is a form of the 10b5-1 trading plan entered into by the Foundation and the Children’s Trusts on April 13, 2007.
(remainder of this page intentionally left blank)

CUSIP No.	09776J 10 1	Page	6	of	7
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 19, 2007

/s/ MICHAEL L. GLEIM
Name:	Michael L. Gleim